UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EVERFLOW EASTERN PARTNERS, L.P.
(Name of Issuer)

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
(Name of Person Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Copy to:
William A. Siskovic, President	Michael D. Phillips, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	1400 KeyBank Center
Canfield, Ohio 44406	800 Superior Avenue
330-533-2692	Cleveland, Ohio 44114
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)	216-622-8200

April 29, 2011
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: 561,887 Units of Limited Partnership Interest at $ 8.23 per Unit	Amount of Filing Fee* $ 536.89

*	Previously paid. Calculated at $116.10 per million of Transaction Value.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:	$536.89
Form of Registration No.:	Schedule TO
Filing Party:	Everflow Eastern Partners, L.P.
Date Filed:	April 29, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

This Amendment No. 1 amends the Schedule TO originally filed with the Securities and Exchange Commission on April 29, 2011, by Everflow Eastern Partners, L.P., a Delaware limited partnership (the “Company”), in connection with the Company’s offer to purchase up to 561,887 units of limited partnership interest (the “Units”) at a purchase price of $8.23 per Unit (the “Purchase Price”) in cash upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).  Effective June 30, 2011, the Company accepted an aggregate of 4,890 Units at a price of $8.23 per Unit, net to Sellers in cash, for an aggregate amount of $40,245.  Immediately after the acceptance of the tendered Units by the Company, there were 5,613,977 Units outstanding.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       July 7, 2011

EVERFLOW EASTERN PARTNERS, L.P.

By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

By:	EVERFLOW MANAGEMENT CORPORATION
Managing Member

By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer